1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 13, 2018

VIA EDGAR CORRESPONDENCE

Mr. Keith Gregory

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Select Fund (the “Fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 420 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Gregory:

The Trust, on behalf of the Fund, filed the Amendment on July 12, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of September 10, 2018. The Trust, on behalf of the Fund, filed a post-effective amendment to delay the effective date to September 13, 2018. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Neesa P. Sood of Willkie Farr & Gallagher LLP on September 7, 2018 in response to the CORRESP filing which was filed on September 7, 2018. For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

Comment No. 1: If the Fund believes it may in the future have exposure to fixed income investments, shareholders should be aware of what their potential exposure can be and how the fixed income securities will be selected. Please provide further information regarding the exposure to fixed income securities and the selection methodology, as is provided for the equity securities.

Response: The Fund will update the disclosure as follows (added language in bold and underlined):

While the fund expects to invest primarily in equity and equity-related securities, the fund may, at times, also invest to a significant extent in fixed income securities, including lower rated, high

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

yielding debt securities (commonly known as “junk bonds”), when the portfolio manager believes such securities will provide more attractive total return opportunities compared to equity securities.

…

The fund uses a bottom-up investment methodology for fixed income securities selection that relies extensively on fundamental research to identify companies with strong growth prospects and/or attractive valuations.

Comment No. 2: With respect to Comment No. 37 in the CORRESP filing dated September 7, 2018, the staff reiterates its position that the disclosure describing the Fund’s concentration policy be updated as requested (e.g., to match that of Western Asset Total Return ETF, a series of Legg Mason ETF Investment Trust).

Response: The Fund noted in its CORRESP filing dated September 7, 2018 that it will revise its disclosure with respect to the treatment of securities issued by foreign governments. The disclosure has been revised as follows (added disclosure in bold and underlined):

“With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; ~~securities of foreign governments~~ and repurchase agreements collateralized by any such obligations.

Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country; however, the Trust understands that the SEC staff considers securities issued by a foreign government to be in a single industry for purposes of calculating applicable limits on concentration. The policy also will be interpreted to give broad authority to the fund as to how to classify issuers within or among industries.”

These updates were made to conform to the response provided in a similar comment received in connection with ClearBridge All Cap Growth ETF, another fund in the Legg Mason fund complex that is subadvised by ClearBridge Investments LLC. See CORRESP filing with respect to ClearBridge All Cap Growth ETF, a series of Legg Mason ETF Investment Trust filed on April 12, 2017. This disclosure is also consistent with disclosures seen in the industry. Further, it is similar to the disclosure added to the Statement of Additional Information for Western Asset Total Return ETF, also a series of

Legg Mason ETF Investment Trust, which was “[s]ecurities issued by a foreign government will be considered as an investment in a single industry for concentration purposes.”

The Fund would like to clarify that in compliance with the guidance provided in the Dear Registrant Letter dated January 3, 1991, with respect to securities of foreign governments it may in the future indicate “when and under what specific conditions any changes between concentration and non-concentration will be made”.

The Fund would also like to clarify that the retained disclosure that provides that “there will be no limit on investment in issuers domiciled in a single jurisdiction or country” is intended to note that the Fund will determine its compliance with its industry concentration policy on the basis of the issuer’s industry, not on the basis of the issuer’s domicile (except in the case of foreign governments). (For example, a Japanese automaker would be treated as an automaker for industry concentration purposes.) See Guide 19 to Form N-1A, as previously adopted, which looks to industry and not domicile for industry classification.

* * *

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Cc:	Tara Gormel, Esq., Legg Mason & Co., LLC

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP